Exhibit 99(a)
HSBC Finance Corporation
Household Home Equity Loan Trust 2002-1

Original Principal
Class A	900,771,000.00
Class M	112,596,000.00

Number of Bonds (000's)
Class A	900,771
Class M	112,596

2004 Totals
CLASS A
Class A Principal Distributions	274,723,545.06
Class A Interest Distributions	2,351,480.93

CLASS M
Class M Principal Distributions	34,340,328.74
Class M Interest Distributions	379,080.43